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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Interlink Electronics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458751104
(CUSIP Number)
SRB Greenway Capital, L.P.
Attn: Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	458751104	Page	2	of

1	NAMES OF REPORTING PERSONS: BC Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,287,315[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,287,315[1]

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,287,315[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC/CO

[1]	Includes 1,287,315 shares of Common Stock beneficially owned by SRB Management, L.P. Because BC Advisors, LLC, as general partner, has sole investment and voting power over SRB Management, L.P.’s security holdings, BC Advisors, LLC may be deemed to have beneficial ownership of these shares.

[2]	Based on 13,761,812 shares of common stock of Interlink Electronics, Inc. (“Interlink” or the “Issuer”) outstanding at August 28, 2006, as reported in Interlink’s revised definitive proxy statement filed with the Securities and Exchange Commission on September 6, 2006.

CUSIP No.	458751104	Page	3	of

1	NAMES OF REPORTING PERSONS: SRB Management, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,287,315[3]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,287,315[3]

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,287,315[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA/PN

[3]	Includes 139,700 shares of Common Stock owned by SRB Greenway Capital, L.P., 1,089,815 shares of Common Stock owned by SRB Greenway Capital (Q.P.), L.P., and 57,800 shares of Common Stock owned by SRB Greenway Offshore Operating Fund, L.P. Because SRB Management, L.P. is the investment adviser to and general partner of each of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., and SRB Greenway Offshore Operating Fund, L.P. and controls their voting and investment decisions, SRB Management, L.P. may be deemed to have beneficial ownership of these shares.

CUSIP No.	458751104	Page	4	of

1	NAMES OF REPORTING PERSONS: Steven R. Becker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,287,315[4]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,287,315[4]

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,287,315[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[4]	Because BC Advisors, LLC has sole voting and investment power over SRB Management, L.P.’s security holdings and Mr. Becker, in his role as the sole manager of BC Advisers, LLC, controls its voting and investment decisions, Mr. Becker may be deemed to have beneficial ownership of the 1,287,315 shares beneficially owned by SRB Management, L.P.

CUSIP No.	458751104	Page	5	of

1	NAMES OF REPORTING PERSONS: SRB Greenway Capital, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		139,700

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		139,700

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

139,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	458751104	Page	6	of

1	NAMES OF REPORTING PERSONS: SRB Greenway Capital (Q.P.), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,089,815

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,089,815

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,089,815

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	458751104	Page	7	of

1	NAMES OF REPORTING PERSONS: SRB Greenway Offshore Operating Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		57,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		57,800

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

57,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 458751104	13D	Page 8
Item 4. Purpose of the Transaction
Item 4 of Schedule 13D is hereby amended and supplemented to add the following:
On October 4, 2006, the Reporting Persons entered into an agreement with the Issuer (the “Agreement”). Pursuant to the Agreement, a Special Committee of the Issuer’s Board of Directors has expanded the Issuer’s Board to eight members and appointed Mr. Tom Thimot and Mr. Lawrence S. Barker as additional directors, effective and contingent upon the election of the Issuer’s nominees for director presented at the Issuer’s annual stockholder meeting currently scheduled for October 18, 2006 (the “2006 Annual Meeting”) and the conclusion of that meeting. Mr. Thimot will serve as a Class I director with a term expiring at the Issuer’s 2007 annual stockholder meeting and as a member of the Compensation Committee, and Mr. Barker will serve as a Class II director with a term expiring at the Issuer’s 2008 annual stockholder meeting. The Agreement states that it is the current intention of the Issuer’s Nominating Committee to re-nominate Mr. Thimot as a director at the Issuer’s 2007 annual stockholder meeting.
Pursuant to the Agreement, the Reporting Persons are terminating their solicitation of proxies in opposition to the Issuer’s nominees for election at the Issuer’s 2006 Annual Meeting.
If the Issuer’s nominees are not elected directors at the 2006 Annual Meeting, if the appointments of Mr. Thimot and Mr. Barker as directors are not effected promptly after the 2006 Annual Meeting, or if the 2006 Annual Meeting is not held and concluded prior to October 31, 2006, the Agreement shall be of no effect; provided, that if such election or appointment does not occur as a result of a breach by one party, the Agreement shall survive with respect to the rights of the non-breaching party related to the breach.
Item 5. Interest in Securities of the Issuer
(c)	There have been no transactions in the Common Stock of the Issuer by the Reporting Persons since the Schedule 13D was originally filed on September 19, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is hereby amended to add the following:
On October 4, 2006, the Reporting Persons and the Issuer entered into the Agreement. A copy of the Agreement is attached as Exhibit A and the description of the Agreement contained under Item 4 is qualified in its entirety by reference to the Agreement. A press release related to the Agreement issued by the Issuer on October 6, 2006 is attached hereto as Exhibit B.
Item 7. Material to be filed as Exhibits
EXHIBIT A:     Agreement dated October 4, 2006, by and among the Issuer and the Reporting Persons
EXHIBIT B:     Press Release of the Issuer dated October 6, 2006

CUSIP No. 458751104	13D	Page 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2006

BC Advisors, LLC

	By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB Management, L.P.
By: BC Advisors, LLC, its General Partner

	By:	/s/ Steven R. Becker

Steven R. Becker, Member

	By:	/s/ Steven R. Becker

Steven R. Becker

SRB Greenway Capital, L.P.
By: SRB Management, L.P., its General Partner
By: BC Advisors, LLC, its General Partner

	By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB Greenway Capital (Q.P.), L.P.
By: SRB Management, L.P., its General Partner
By: BC Advisors, LLC, its General Partner

	By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB Greenway Offshore Operating Fund, L.P.
By: SRB Management, L.P., its General Partner
By: BC Advisors, LLC, its General Partner

	By:	/s/ Steven R. Becker

Steven R. Becker, Member

CUSIP No. 458751104	13D	Page 10
EXHIBIT A
Agreement
This Agreement is dated as of October 4, 2006 and is by and between Interlink Electronics, Inc., a Delaware corporation, (“Interlink”) on the one hand and Steven R. Becker (“Becker”), BC Advisors, LLC, a Texas limited liability company, SRB Management, L.P., a Texas limited partnership, SRB Greenway Capital, L.P., a Texas limited partnership, SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership, SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership, Tom Thimot (“Thimot”) and Lawrence S. Barker (“Barker”) on the other. The persons and entities listed above, other than Interlink are herein referred to as the Becker Parties.
Interlink is a reporting company under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and has issued and outstanding a single class of publicly traded stock, its common stock (“Common Stock”). Interlink has filed a Proxy Statement relating to its Annual Stockholders Meeting scheduled for October 18, 2006 (the “2006 Annual Meeting”). The Becker Parties collectively beneficially own 1,287,315 shares of Common Stock. On September 19, 2006, the Becker Parties filed a report on Form 13D under the Exchange Act in which they state their intention to nominate Barker and Thimot to Interlink’s Board of Directors. On September 21, 2006, the Becker Parties filed a Proxy Statement under the Exchange Act pursuant to which they seek to solicit proxies in favor of the election of Barker and Thimot. The Becker Parties’ Proxy Statement stands in opposition to Interlink’s Proxy Statement which recommends the election of John Buckett (“Buckett”) and Merritt Lutz (“Lutz”).
NOW, THEREFORE, wishing to resolve the dispute between Interlink and the Becker Parties with respect to the directors to be elected at the 2006 Annual Meeting, the parties agree as follows:
1. Immediate Actions of the Parties
Promptly upon execution of this Agreement:
(a) The Interlink Board of Directors will create a special committee consisting of its existing directors other than Buckett and Lutz (the “Special Committee”) and will empower the Special Committee to adopt the resolutions set forth in Exhibit A, attached hereto (the “Resolutions”) and the Special Committee will consider and act upon the Resolutions. If the Special Committee does not adopt the Resolutions on or prior to 5:00, p.m., Pacific time on the day following the date of this Agreement, this Agreement shall be null and void and of no effect.
(b) The Becker Parties will amend or withdraw their Proxy Statement and will take such other action as Interlink may reasonably request to terminate their solicitation of proxies in favor of the election of Barker and Thimot as soon as practicable after the adoption of the Resolutions.

CUSIP No. 458751104	13D	Page 11
(c) Interlink will release a press release (which shall also be filed under Form 8-K) in the form substantially as set forth in Exhibit B, attached hereto as soon as practicable after the adoption of the Resolutions. Interlink acknowledges that certain of the Becker Parties are responsible to amend a report on Schedule 13D they have filed and will attach a copy of this Agreement and the press release attached hereto to such filing.
2. Actions of the Parties between the Date Hereof and the 2006 Annual Meeting
Between the date of this Agreement and the conclusion of the 2006 Annual Meeting:
(a) The Becker Parties shall not, directly or indirectly, take any action in opposition to the election at the 2006 Annual Meeting of the director candidates nominated by Interlink, as such nominees may be constituted from time to time or solicit, support or encourage the taking of any such action by any other person.
(b) To the extent permitted by law and the fiduciary duties of Interlink’s directors , Interlink will not, without the consent of Becker, take any action to amend, modify or rescind the adoption of the Resolutions as set forth in Section 1(a), expand its Board of Directors to include more than 8 directors, or take any action designed to prevent this Agreement from becoming and remaining effective.
3. Actions of the Parties Following the 2006 Annual Meeting
(a) Promptly following the 2006 Annual Meeting, Interlink shall take such action as may be necessary or desirable to implement the Resolutions.
(b) Interlink shall not, without the consent of Becker, expand its Board of Directors to include more than 8 directors until the conclusion of its Annual Stockholders Meeting for 2008.
4. Certain Understandings of the Parties
(a) It is the present intention of Interlink’s Nominating Committee to re-nominate Mr. Thimot as an Interlink director at Interlink’s 2007 Annual Stockholders Meeting, provided, however, that nothing in this Agreement shall be construed as creating an obligation of Interlink, its Board of Directors or any Committee thereof to act in derogation of its fiduciary obligations.
(b) The Becker Parties understand and confirm that Barker and Thimot will act as directors of Interlink in accordance with the fiduciary obligations of directors and in the interest of the stockholders and others to which such obligations are owed and will not act as the representatives of any particular stockholder or group of stockholders. In particular, and without limiting the generality of the foregoing, the Becker parties are aware of (1) the obligations of Interlink, its officers and its directors under Regulation FD under the Exchange Act and (2) Interlink’s policy with respect to the confidentiality of its

CUSIP No. 458751104	13D	Page 12
proprietary information and agree that they will not take any action designed or reasonably expected to cause a breach of any such obligations or policy.
(c) Each of the Becker Parties appoints Becker as its representative, empowers Becker to agree to any and all waivers and amendments to this Agreement on behalf of the Becker Parties and agrees to be bound by Becker’s actions with respect to any such waivers or amendments.
(d) If Buckett and Lutz (or replacement nominees acceptable to the Company’s incumbent directors in the event either Buckett or Lutz becomes unavailable to serve), are not elected directors of the Company at the 2006 Annual Meeting, or if any action or event occurs which would result in the appointment of Barker and Thimot pursuant to the Resolutions not becoming effective promptly following the 2006 Annual Meeting as provided or contemplated herein, or if the 2006 Annual Meeting is not held and concluded prior to October 31, 2006, this Agreement shall be null and void and of no effect; provided, however, that if any such election or appointment does not occur as a result of the breach of this Agreement by any party hereto, then this Agreement shall continue in effect solely as to the right of the non-breaching party to seek damages or other relief for such breach.
5. Miscellaneous
(a) Entire Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement. This Agreement (including the Exhibits hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
(b) Governing Law. This Agreement and all matters arising out of or relating hereto, including its validity, construction and interpretation, shall be governed by the laws of the State of California, without regard to the laws as to choice or conflict of laws, except to the extent that the Delaware General Corporation Law shall govern certain corporate matters.
(c) Specific Performance. The parties hereby acknowledge and agree that the failure of Interlink, on the one hand, or any of the Becker Parties, on the other, to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part, in accordance with and subject to the terms and conditions of this Agreement, to cause Interlink’s Board of Directors to be constituted as provided herein, will cause irreparable injury to the Becker Parties or to Interlink, respectively, for which damages, even if available, will not be an adequate remedy. Accordingly, each of Interlink and the Becker Parties hereby consents, to the extent that such consent is permitted by law, to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of their respective obligations and to the granting by any court of the remedy of specific performance of their obligations hereunder.

CUSIP No. 458751104	13D	Page 13
(d) Counterparts. This Agreement may be executed by facsimile in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.
IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Interlink Electronics, Inc.

By:		/s/ E. Michael, Thoben, III

E. Michael, Thoben, III, Chairman and CEO

BC Advisors, LLC

By:		/s/ Steven R. Becker

Steven R. Becker, Member

SRB Management, L.P.
	By:	BC Advisors, LLC, its General Partner

By:		/s/ Steven R. Becker

Steven R. Becker, Member

By:		/s/ Steven R. Becker

Steven R. Becker

SRB Greenway Capital, L.P.
	By:	SRB Management, L.P., its General Partner
	By:	BC Advisors, LLC, its General Partner

By:		/s/ Steven R. Becker

Steven R. Becker, Member

CUSIP No. 458751104	13D	Page 14

SRB Greenway Capital (Q.P.), L.P.
	By:	SRB Management, L.P., its General Partner
	By:	BC Advisors, LLC, its General Partner

By:		/s/ Steven R. Becker

Steven R. Becker, Member

SRB Greenway Offshore Operating Fund, L.P.
	By:	SRB Management, L.P., its General Partner
	By:	BC Advisors, LLC, its General Partner

By:		/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Tom Thimot

Tom Thimot

/s/ Lawrence S. Barker

Lawrence S. Barker

CUSIP No. 458751104	13D	Page 15
Exhibit A
Resolutions of the Special Committee of the
Board of Directors of
Interlink Electronics, Inc.
WHEREAS, the Company is a party to that certain Agreement, dated as of October ___, 2006, by and among the Company and certain other parties referred to therein as the Becker Parties (the “Agreement”); and
WHEREAS, in the Agreement, the Company has undertaken to submit certain matters to the Special Committee for action; and
WHEREAS, the Company has so submitted such matters to the Special Committee for consideration and action; and
WHEREAS, the Special Committee, having carefully considered the matter, has determined that it is in the best interest of the Company to adopt the following resolutions;
     NOW, THEREFORE, it is:
RESOLVED that the number of directors of the Company shall be eight and shall consist of three Class I directors, three Class II directors and two Class III directors; and further
RESOLVED that Tom Thimot is appointed a director of the Company in Class I with a term expiring at the Company’s Annual Stockholders Meeting in 2007 (or at such other date at which the terms of Class I directors shall expire) and as a member of the Compensation Committee, such appointments to be effective and contingent upon the conclusion of the Company’s 2006 Annual Stockholders Meeting (the “Meeting”) and the election at the Meeting of the Company’s nominees for director presented at the Meeting; and further
RESOLVED that Lawrence S. Barker is appointed a director of the Company in Class II with a term expiring at the Company’s Annual Stockholders Meeting in 2008 (or at such other date at which the terms of Class II directors shall expire), such appointments to be effective and contingent upon the conclusion of the Meeting and the election at the Meeting of the Company’s nominees for director presented at the Meeting.

E. Michael Thoben, III	George Gu
Date:	Date:

Eugene F. Hovanec	Edward Hamburg
Date:	Date:

CUSIP No. 458751104	13D	Page 16
Exhibit B
Text of Joint Press Release
Interlink Electronics, Inc. and Steven R. Becker Agree on Board Composition
     Camarillo, California, October ___, 2006. Interlink Electronics, Inc. (LINK.PK) and a group led by Steven R. Becker today jointly announced that they have agreed with respect to the composition of Interlink’s Board of Directors. Pursuant to the Agreement, Mr. Becker’s group has terminated its solicitation of proxies in opposition to Interlink’s nominees and Interlink has agreed that, effective immediately following the election of its nominees at its Annual Meeting scheduled for October 18, 2006, Lawrence S. Barker and Tom Thimot will serve as additional directors. Messrs. Barker and Thimot were the Becker group’s nominees in the group’s proxy solicitation.
Upon consummation of the Agreement, Interlink’s Board of Directors will consist of the six existing directors plus Messrs. Barker and Thimot. Mr. Thimot will serve for a term expiring at the 2007 Annual Meeting. Mr. Barker will serve for a term expiring at the 2008 Annual Meeting.

CUSIP No. 458751104	13D	Page 17
EXHIBIT B

Interlink Electronics, Inc. and
The Becker Group Announce Agreement on Board Composition
     Camarillo, California, October 6, 2006. Interlink Electronics, Inc. [LINK.PK], a global leader in the design, development and manufacture of human interface products and technologies, announced today that Interlink Electronics, Inc. and the Becker Group have agreed with respect to the composition of Interlink’s Board of Directors. Pursuant to the Agreement, the Becker Group has terminated its solicitation of proxies in opposition to Interlink’s nominees and Interlink has agreed that, effective immediately following the election of its nominees at its Annual Meeting scheduled for October 18, 2006, Lawrence S. Barker and Tom Thimot will serve as additional directors. Messrs. Barker and Thimot were the Becker group’s nominees in the group’s proxy solicitation.
     Upon consummation of the Agreement, Interlink’s Board of Directors will consist of the six existing directors plus Messrs. Barker and Thimot.
About Interlink Electronics, Inc.
     Interlink Electronics, Inc. is a global leader in the design, development and manufacture of human interface products and technologies. Setting tomorrow’s standards for electronic signature and e-notarization products, advanced remote controls and consumer electronics interface solutions, Interlink has established itself as one of the world’s leading innovators of intuitive interface design. With more than 80 patents around the world protecting its technologies and products, Interlink Electronics serves a world-class customer-base from its corporate headquarters in Camarillo, California and offices in Japan, Taiwan, Hong Kong and China. For more information, see http://www.interlinkelectronics.com.